July 5, 2024

Chiyuan Deng
Chief Executive Officer
AB International Group Corp.
144 Main Street
Mt. Kisco, NY 10549

       Re: AB International Group Corp.
           Registration Statement on Form S-1
           Filed June 26, 2024
           File No. 333-280489
Dear Chiyuan Deng:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Scott Doney, Esq.